Exhibit 99.1

Aurora Cannabis Announces Fiscal 2024 First Quarter Results, and Delivers Record Positive Adjusted EBITDA

  Achieves Quarterly Net Revenue1 of $75.1 Million; Strong YoY Growth Across All Business Units; Global Medical Cannabis +14%, Consumer Cannabis +5%, Plant Propagation +12%
  Delivers Third Sequential Quarter of Positive Adjusted EBITDA1, Supported by Bevo's Record Quarterly Revenue
  Cash Used in Operating Activities Reduced by $15.5 Million YoY, Re-Affirms Target of Positive Free Cash Flow in Calendar Year 2024

NASDAQ | TSX: ACB

EDMONTON, AB, Aug. 10, 2023 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company opening the world to cannabis, today announced its financial and operational results for the first quarter of fiscal year 2024. As the fiscal year 2023 consisted of three quarters, the year-over-year comparison quarter for Q1 2024 ending June 30, 2023 is Q4 2022 ending June 30, 2022.

"We are pleased to have generated strong net revenue1 and record adjusted EBITDA1 during Q1 which positions us well for what we believe will be a successful fiscal year 2024," stated Mr. Martin, CEO of Aurora Cannabis. "We have built a differentiated and growing business that is diversified across key global cannabis and non-cannabis platforms, and I am truly delighted with the strong performance across all our business units. Following the previously announced $40 million in annualized cost efficiencies in fiscal 2024, I believe we are in a strong position to grow and deliver profitable results to support our target of positive free cash flow," continued Mr. Martin.

First Quarter 2024 Highlights
(Unless otherwise stated, comparisons are made between fiscal Q1 2024, Q3 2023, and Q4 2022 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:

Total net revenue1 was $75.1 million, as compared to $50.1 million in the prior year period. The increase from the prior period is mainly due to growth in our global medical cannabis business and a record high quarterly revenue in our plant propagation business.

Excluding the impact of the non-core bulk wholesales, adjusted gross margin before fair value adjustments1 on cannabis net revenue1 for Q1 2024 remained strong and steady, and well above the industry average at 53%.

Consolidated adjusted gross margin before fair value adjustments1 was 44% in Q1 2024 (Q4 2022: 50%).  Adjusted gross profit before FV adjustments1 was $32.6 million in Q1 2024 (Q4 2022: $25.8 million), an increase of 26%.

[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.

Medical Cannabis:

Medical cannabis net revenue1 was $41.6 million, a 14% increase from the prior year quarter, delivering 55% of Aurora's Q1 2024 consolidated net revenue[1] and 77% of Adjusted gross profit before fair value adjustments1.

The increase in net revenue1 of $5.1M was primarily due to 40% growth in our international business, including our European business, which benefitted from the introduction of new proprietary high potency cultivars, and higher volumes sold to Australia, a key export market for the Company.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue remained strong at 61% for the three months ended June 30, 2023 as compared to 67% in the prior year period and within the Company's target range of 60% and above. The continuing positive impact of Aurora's new higher-yielding, higher-potency cultivars, in addition to the decision to close our Nordic facility and supply the European markets from our EU GMP facilities in Canada, are expected to further improve margins for our medical business through the remainder of this fiscal year.

Consumer Cannabis:

Aurora's consumer cannabis net revenue1 was $13.2 million, compared to $12.6 million in the prior year quarter, as the Company continued to introduce new and innovative cultivars and extracts.

Adjusted gross margin before fair value adjustments[1] on consumer cannabis net revenue[1] was 27%, increasing by 1% compared to the prior year quarter. The increase from the prior year quarter is primarily driven by a mix shift in the quarter to core segment brands and recently-launched extract product innovation, and lower per unit cost of goods sold from the consolidation of manufacturing assets.

Plant Propagation:

Plant propagation net revenue1 was wholly comprised from the Bevo business, contributing $19.9 million of net revenue1 and represents the highest quarterly revenue for Bevo to date. The Company acquired Bevo in August 2022, and as such, there are no Bevo revenues in the comparative period.  The seasonality of the current Bevo business delivers 65-75% of its annual revenues in the first half of a calendar year as orders are fulfilled.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 22% for the Q1 2024 period.

Selling, General and Administrative ("SG&A"):

Adjusted SG&A1, was $29.5 million in Q1 2024, which excludes $5.2 million of restructuring, non-recurring, and out-of-period costs. Excluding the non-routine items, Adjusted SG&A1continue to be well controlled and in line with the Company's current target of $30 million.

Adjusted R&D1, was $1.1 million in Q1 2024, decreasing by $0.9 million compared to the prior year quarter. The decrease from the prior year quarter relates primarily to a more targeted and gated approach to product innovation.

Net Loss:

Net loss for the three months ended June 30, 2023 was $28.3 million compared to $618.8 million in the prior year quarter. The decrease in net loss of $590.4 million from the same period in the prior year was primarily due to a decrease in other expenses of $552.3 million, primarily consisting of (i) a decrease of $457.5 million in impairment of intangible assets and goodwill, (ii) a decrease of $78.7 million in impairment of property, plant and equipment, (iii) an increase in gross profit of $17.9 million, and (iv) lower operating expenses of $26.1 million.

Adjusted EBITDA:

Adjusted EBITDA1 was $2.2 million for the three months ended June 30, 2023, as compared to a loss of $8.8 million in the prior year quarter. The significant improvement in Adjusted EBITDA is largely attributable to reductions in SG&A, and to growing revenue across all business units including the contribution from the acquisition of Bevo.

 Fiscal 2024 Expectations:

In Q2 fiscal 2024

  The Company expects cannabis net revenue1 to be largely similar to fiscal Q1 2024, with the geographical mix slightly weighted further towards the international medical segment.
  For plant propagation, we expect to see seasonally reduced revenues and gross profit in Q2 2024 that will be in line with historical performance as 25% – 35% of revenues are normally earned in the second half of a calendar year.

Through the remainder of fiscal 2024

  Aurora is now realizing the benefit of its long-term commitment to science and quality cultivation in that demand for the Company's products globally is beginning to outpace supply. Aurora is focused on growing profitable revenue across all business units, but in particular to fully supply the growing demand now evident in Aurora's international medical business as the Company's leading new cultivars have been introduced to our international channels.
  In plant propagation, in addition to the normal seasonal cadence of the base business, the Company expects first sales of orchids from the 800,000 sq ft Sky facility to occur in Q3 of this fiscal year and for the 1.6 million sq ft Aurora Sun facility to be contributing to the top line at the start of the next fiscal year.

Aurora's achievement of significant and sustainable operating cost and SG&A reductions has now resulted in three consecutive quarters with positive Adjusted EBITDA. This has paved the path towards positive free cashflow in calendar year 2024.

Convertible Senior Notes

During the three months ended June 30, 2023, the Company repurchased approximately U.S$57.0 million aggregate principal amount of convertible senior notes, at a 2.3% average discount to par value, for aggregate cash consideration of approximately U.S$46.0 million and the issuance of 18,691,770 Common Shares.

Subsequent to June 30, 2023, the Company repurchased approximately U.S$5.0 million aggregate principal amount of convertible senior notes at a 1.5% average discount to par value, with the issuance of 10,274,950 Common Shares.

Aurora may, from time to time and subject to market conditions, repurchase its convertible notes, including in open market purchases and privately negotiated transactions.

Key Quarterly Financial and Operating Results

Three months ended
($ thousands, except Operational Results)	June 30, 2023	June 30, 2022(6)	$ Change	% Change	March 31 , 2023(6)	$ % Change Change
Financial Results
Total net revenue (1)(2a)	$75,110	$50,116	$24,994	50%	$64,043	$11,067	17%
Medical cannabis net revenue (1)(2a)	$41,615	$36,471	$5,144	14%	$38,003	$3,612	10%
Consumer cannabis net revenue (1)(2a)	$13,220	$12,638	$582	5%	$14,491	($1,271)	(9%)
Plant propagation net revenue (1)(2a)	$19,904	$—	$19,904	100%	$10,754	$9,150	85%
Adjusted gross margin before FV adjustments on total net
revenue (2b)	44%	50%	N/A	(6%)	48%	N/A	(4%)
Adjusted gross margin before FV adjustments on core cannabis
net revenue (2b)	53%	56%	N/A	(3%)	51%	N/A	2%
Adjusted gross margin before FV adjustments on medical
cannabis net revenue (2b)	61%	67%	N/A	(6%)	61%	N/A	0%
Adjusted gross margin before FV adjustments on consumer
cannabis net revenue (2b)	27%	26%	N/A	1%	25%	N/A	2%
Adjusted gross margin before FV adjustments on plant
propagation net revenue (2b)	22%	— %	N/A	22%	36%	N/A	(14%)
Adjusted SG&A expense(2d)(5)	$29,480	$34,839	($5,359)	(15%)	$27,902	$1,578	6%
Adjusted R&D expense(2d)	$1,101	$1,991	($890)	(45%)	$1,549	($448)	(29%)
Adjusted EBITDA (2c)(5)	$2,155	($8,757)	$10,912	125%	$1,254	$901	72%
Balance Sheet
Working capital (2e,f)	$227,312	$614,264	($386,952)	(63%)	$237,622	($10,310)	(4) %
Cannabis inventory and biological assets (3)	$100,846	$127,836	($26,990)	(21%)	$93,081	$7,765	8%
Total assets	$832,188	$1,084,356	($252,168)	(23%)	$926,322	($94,134)	(10) %
Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales
(2g)	$4.81	$5.09	($0.28)	(6%)	$4.76	$0.05	1%
Kilograms sold (4)	15,682	13,130	2,552	19%	16,578	(896)	(5) %

(1)	Includes the impact of actual and expected product returns and price adjustments (Q1 2024 - $0.6 million; Q3 2023 - $0.3 million; Q4 2022 - $1.8 million).
(2)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
	a.	Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b.	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
	c.	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
	d.	Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
	e.	"Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
	f.	Current liabilities includes the current portion of convertible debentures. As at March 31, 2023, the remaining balance of convertible debentures outstanding is included in current liabilities.
	g.	Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q1 2024 - $39.6 million; Q3 2023 - $37.2 million; Q4 2022 - $39.0 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q1 2024 - $4.2 million; Q3 2023
- $4.5 million; Q4 2022 - $5.1 million).
(3)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)	The kilograms sold is offset by the grams returned during the period.
(5)	Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Comparative information has been re-presented due to discontinued operations.

Conference Call

Aurora will host a conference call today, Thursday, August 10, 2023, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 5:00 p.m. Eastern time | 3:00 p.m. Mountain Time. A question and answer session will follow management's presentation.

Conference Call Details

DATE:	Thursday, August 10, 2023
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	Click Here

This weblink has also been posted to the Company's "Investor Info" link at https://auroramj.com/investors under "Events".

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn. Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding pro forma measures including revenue, cash flow, Adjusted gross margin before fair value adjustments, and expected SG&A run-rates; ongoing cost efficiencies and the Company's path and timing to achieve positive free cash flow; the Company's ability to deliver profitable results; statements under the heading "Fiscal 2024 Expectations" including, but not limited to, those with respect to cannabis and plant propagation revenues, supply for demand in the growing international medical cannabis segment and expectations in the plant propagation segment, including timing for the first sales of orchids from the Sky facility and contributions from the Sun facility; plans to repurchase convertible notes prior to maturity; product innovation; and timing for a conference call to discuss the Q1 fiscal 2024 results.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the three months ended June 30, 2023 and 2022 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profile on SEDAR at www.sedarplus.com.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended June 30, 2023
Gross revenue	43,872	17,429	47	61,348	324	19,904	81,576
Excise taxes	(2,257)	(4,209)	—	(6,466)	—	—	(6,466)
Net revenue (1)	41,615	13,220	47	54,882	324	19,904	75,110
Non-recurring net revenue adjustments (4)	(598)	(249)	—	(847)	—	—	(847)
Adjusted net revenue	41,017	12,971	47	54,035	324	19,904	74,263
Cost of sales	(24,547)	(17,053)	(70)	(41,670)	(752)	(18,951)	(61,373)
Depreciation	2,776	1,643	7	4,426	78	870	5,374
Inventory impairment and non-recurring
costs included in cost of sales (2)(5)	5,692	5,889	21	11,602	221	2,501	14,324
Adjusted gross profit (loss) before FV
adjustments (1)	24,938	3,450	5	28,393	(129)	4,324	32,588
Adjusted gross margin before FV
adjustments (1)	61%	27%	11%	53%	(40%)	22%	44%
Three months ended March 31, 2023(7)
Gross revenue	40,684	18,956	307	59,947	488	10,754	71,189
Excise taxes	(2,681)	(4,465)	—	(7,146)	—	—	(7,146)
Net revenue(1)	38,003	14,491	307	52,801	488	10,754	64,043
Cost of sales	(19,938)	(14,556)	(173)	(34,667)	(646)	(8,032)	(43,345)
Depreciation	2,453	1,773	21	4,247	77	877	5,201
Inventory impairment, non-recurring, out-of-
period, and market development costs
included in cost of sales (2)(3)(4)(6)	2,555	1,912	25	4,492	96	233	4,821
Adjusted gross profit (loss) before FV
adjustments (1)	23,073	3,620	180	26,873	15	3,832	30,720
Adjusted gross margin before FV
adjustments (1)	61%	25%	59%	51%	3%	36%	48%
Three months ended June 30, 2022(7)
Gross revenue	39,454	16,994	—	56,448	1,007	—	57,455
Excise taxes	(2,983)	(4,356)	—	(7,339)	—	—	(7,339)
Net revenue(1)	36,471	12,638	—	49,109	1,007	—	50,116
Non-recurring net revenue adjustments (4)	—	1,023		1,023	—	—	1,023
Adjusted net revenue	36,471	13,661		50,132	1,007	—	51,139
Cost of sales	(21,271)	(17,700)	—	(38,971)	(6,323)	—	(45,294)
Depreciation	3,489	2,506	—	5,995	816	—	6,811
Inventory impairment, out-of-period, and
non-recurring adjustments included in cost
of sales (2)(4)(6)	5,747	5,118	—	10,865	2,230	—	13,095
Adjusted gross profit (loss) before FV
adjustments (1)	24,436	3,585	—	28,021	(2,270)	—	25,751
Adjusted gross margin before FV
adjustments (1)	67%	26%	— %	56%	(225%)	— %	50%

(1)	These terms are Non-GAAP Measures and are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)	Non-recurring items includes one-time excise tax refunds, one-time Reliva returns, inventory count adjustments resulting from facility shutdowns and inter- site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)	Non recurring items includes business transformation costs in connection with the re-purposing and ramp-up of the Company's Sky facility. Inventory provision in Q1 2024 includes a provision of $0.9 million for the potential return and destruction of Reliva CBD inventory resulting from the Company's decision to wind down its Reliva operations.
(6)	Out-of-period adjustments include adjustments to year-end bonus accruals included in the current quarter but relating to prior quarters and adjustments to input assumptions related to fair value of biological assets.
(7)	Comparative information has been re-presented due to discontinued operations.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income (loss), the most directly comparable GAAP financial measure, as follows:

	Three months ended
($ thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Net loss from continuing operations	(22,204)	(76,884)	(617,022)
Income tax expense (recovery)	96	(3,109)	(1,363)
Other income (expense)	5,994	48,154	558,301
Share-based compensation	2,281	3,620	3,472
Depreciation and amortization	8,288	9,875	18,459
Acquisition costs	226	696	3,720
Inventory and biological assets fair value and impairment adjustments(6)	(2,436)	6,719	9,007
Business transformation related charges (1)	6,564	7,253	6,812
Out-of-period adjustments (2)	544	1,333	1,833
Non-recurring items (3)	2,802	2,425	6,736
Markets under development (4)	—	1,172	1,288
Adjusted EBITDA (5)	2,155	1,254	(8,757)

(1)	Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators, and payroll costs exited prior to the end of Q2 2023 associated with the medical cannabis business.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs, an abnormal mildew issue on certain cultivation lots, additional expenses associated with the change in fiscal year end to March 31, 2023, one-time break fees with certain vendors, and temporary abnormal utilities costs within the plant propagation business.
(4)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(5)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Year ended June 30, 2022 comparative was recasted to include inventory impairment adjustments to be comparable to the current period presentation.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended
($ thousands)	June 30, 2023	March 31, 2023	June 30, 2022
Sales and marketing	12,806	13,408	16,276
General and administration	21,874	26,316	30,139
Business transformation costs	(4,063)	(7,209)	(6,812)
Out-of-period adjustments	(544)	(818)	(2,349)
Non-recurring costs	(593)	(2,837)	(1,127)
Market development costs	—	(958)	(1,288)
Adjusted SG&A (1)	29,480	27,902	34,839

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Adjusted R&D

Adjusted R&D is a Non-GAAP Measure and can be reconciled with research and development expenses, the most directly comparable GAAP financial measure, as follows:

($ thousands)	June 30, 2023	Three months ended March 31, 2023	June 30, 2022
Research and development	1,101	1,656	1,991
Out-of-period adjustments	—	(63)	—
Share-based compensation	—	(44)	—
Adjusted R&D (1)	1,101	1,549	1,991

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	June 30, 2023	Three months ended March 31, 2023	June 30, 2022
Total current assets	399,311	479,927	745,121
Total current liabilities	(171,999)	(242,305)	(130,857)
Working capital	227,312	237,622	614,264

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:15e 10-AUG-23